171 Collins Street Melbourne, Victoria 3000 Australia

T +61 3 9606 3333 F +61 3 9609 3015 bhp.com

April 14, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention: John Coleman and Craig Arakawa

Re:	BHP Group Limited

Form 20-F for the Fiscal Year Ended June 30, 2022

Filed September 6, 2022

File No. 001-09526

Dear Messrs. Coleman and Arakawa:

BHP Group Limited (“BHP Group”) is in receipt of the comment letter from the Staff of the Securities and Exchange Commission, dated April 12, 2023, regarding BHP Group’s annual report on Form 20-F for the fiscal year ended June 30, 2022.

The comment letter requests that we respond within ten business days of the date of the letter or inform the Staff when we will respond. As discussed with Mr. Coleman via a telephone conversation on April 13, 2023, we are respectfully requesting an extension to respond by no later than May 8, 2023.

If you have any questions or comments, please do not hesitate to contact me directly at +61 3 9609 2153.

Very truly yours,

/s/ Stefanie Wilkinson

Stefanie Wilkinson

Group Company Secretary

BHP Group Limited

cc:	Waldo D. Jones, Jr. (Sullivan & Cromwell)

BHP Group Limited ABN 49 004 028 077.

The BHP Group is headquartered in Melbourne, Australia.